# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TurnOnGreen, Inc., CIK 0001349706
CUSIP: 45257M106
Title of class of securities: Common Stock, Par Value $0.001 per share
Address of issuer's principal executive offices: 1421 MCCARTHY BLVD., MILPITAS, California (CA), 95035
Date of event which requires filing of this statement: 06/25/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001198404

## Reporting persons
- GLENDALE SECURITIES, INC.: type of reporting person: broker-dealer (BD); citizenship or place of organization: California (CA); sole voting power 16,917,362; shared voting power 0; sole dispositive power 16,917,362; shared dispositive power 0; aggregate amount beneficially owned 16,917,362 (9.2% of the class)

## Item 1. Issuer
Name of issuer: TurnOnGreen, Inc.
Address of issuer's principal executive offices: 1421 MCCARTHY BLVD., MILPITAS, CALIFORNIA, 95035

## Item 2. Person Filing
Name of person filing: Glendale Securities, Inc.
Address of principal business office or, if none, residence:
15233 Ventura Blvd., Suite 712
Sherman Oaks, CA 91403
Citizenship: Glendale Securities, Inc., is a California corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned: 16,917,362
Percent of class: 9.2%
Sole power to vote or to direct the vote: 16,917,362
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 16,917,362
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GLENDALE SECURITIES, INC.: George Castillo, President (02/28/2025)